Exhibit 5.1

Hogan Lovells US LLP 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

April 23, 2012

Board of Directors

Wabash National Corporation

100 Sagamore Parkway South

Lafayette, Indiana 47905

Ladies and Gentlemen:

We are acting as counsel to Wabash National Corporation, a Delaware corporation (the “Corporation”), in connection with its registration statement on Form S-3 (the “Registration Statement), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), relating to the public offering of certain securities of the Corporation that may be offered and sold from time to time and on a delayed or a continuous basis as set forth in the prospectus dated March 29, 2011 (the “Prospectus”). This opinion letter is delivered in connection with the sale of up to $150 Million aggregate principal amount of the Corporation’s 3.375% Convertible Senior Notes due 2018 (the “Notes”), which are convertible under certain circumstances into shares (the “Conversion Shares”) of the Corporation’s common stock, par value $0.01 per share and associated stock purchase rights (the “Rights”) to be issued pursuant to the Rights Agreement, dated as of December 28, 2005 (the “Rights Agreement”), between the Corporation and National City Bank, as rights agent, as described in that supplement to the Prospectus dated April 17, 2012, constituting a part of the Registration Statement (the “Prospectus Supplement”). The Notes are to be issued pursuant to an Indenture, dated April 23, 2012 between the Corporation and Wells Fargo Bank, National Association, as Trustee (the “Indenture”) as supplemented by a First Supplemental Indenture, dated April 23, 2012 between the Corporation and the Trustee (the “Supplemental Indenture”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on New York law and the Delaware General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations. As used herein, the term “Delaware General Corporation Law, as amended” includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jeddah Riyadh Zagreb

Based upon, subject to and limited by the foregoing, we are of the opinion that:

(a)	With respect to the Notes, upon (i) due execution and delivery of the Indenture, and the Supplemental Indenture, (ii) due authentication of the Notes by the Trustee, and (iii) due execution, issuance and delivery of the Notes by the Corporation against payment of the consideration therefor specified in the resolutions of the Pricing Committee of the Board of Directors adopted on April 17, 2012 and the Underwriting Agreement dated April 17, 2012 by and among the Corporation and Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC (acting on behalf of themselves and as managers to the other underwriters participating in the offering of the Notes), and otherwise in accordance with the terms of the Indenture and the Supplemental Indenture, and as contemplated by the Prospectus Supplement, the Notes will constitute legally issued and binding obligations of the Corporation; and

(b)          With respect to any Conversion Shares, and the associated Rights, to be issued upon the conversion of the Notes, as of the date hereof the Conversion Shares and the associated Rights have been duly authorized by all necessary corporate action on the part of the Corporation and, following valid issuance of the Notes and upon due exercise of the applicable conversion rights in accordance with the terms of the Notes, the Indenture and the Supplemental Indenture, the Conversion Shares and the associated Rights will be validly issued and the Conversion Shares will be fully paid and nonassessable.

The opinion expressed in Paragraph (a) above with respect to the valid and binding nature of obligations may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers) and by the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the Notes are considered in a proceeding in equity or at law).

It should be understood that the opinion expressed in Paragraph (b) above concerning the Rights does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Corporation would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time and that our opinion above addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement and that it is not settled whether invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating in their entirety such rights.

This opinion letter has been prepared for use in connection with the Registration Statement. We assume no obligation to advise you of any changes in the foregoing subsequent to the date hereof.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Form 8-K of the Corporation to be filed with the Securities and Exchange Commission on the date hereof and thereby incorporated by reference as an exhibit to the Registration Statement and to the reference to this firm under the captions “Legal Matters” in the Prospectus and the Prospectus Supplement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Hogan Lovells US LLP

HOGAN LOVELLS US LLP